UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) from an immediate report by BiondVax Pharmaceuticals Ltd. (the "Company") as published on the Tel-Aviv Stock Exchange Ltd. ("TASE") and the Israeli Securities Authority ("ISA") on June 22, 2015, in accordance with the Israeli Securities Regulations.

The Company announces that on June 22, 2015, the Company's amount of securities was updated to reflect the following change:

Description of the nature of the change: allocation of ordinary shares in accordance with an additional and partial exercise of the Underwriter's over-allotment option in connection with the initial public offering in the U.S. (see immediate report of the Company dated June 21, 2015, reference no. 2015-01-052110)

The name of holder following the allocation: Bank Leumi Le-Israel Registration Company Ltd.

Type of identification Number: Israeli Companies registrar no.: 510098064

Nature of Change: Initial Public Offering

Date of Change: June 22, 2015

Class of Securities and TASE number: ordinary shares NIS 0.0000001 par value each, TASE no. 1105204

Amount of Securities: 4,400,000

Total amount of Securities held by the holder: 134,915,327

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 23, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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